December 6, 2018

William B. Acheson
Chief Financial Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

       Re: GWG Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed February 9, 2018
           File No. 001-36615

Dear Mr. Acheson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Jacky Junek